

Mail Stop 4631

January 25, 2010

Mr. James K. McHugh
Chief Financial Officer
N-Viro International Corporation
3450 W. Central Avenue, Suite 328
Toledo, OH 43606

> **RE: Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 0-21802**

Dear Mr. McHugh:

We have reviewed your response letter dated January 21, 2010 and have the following additional comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated December 14, 2009. It appears that these acknowledgements were provided in the response letter signed by your outside counsel. Please provide the requested acknowledgements in writing with your next response letter signed by management.

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

2. We have reviewed your response to prior comment 1. We note from your draft
    disclosure that you intend to state that management has concluded your disclosure
    controls and procedures are effective as of the end of the period covered by your
    report. However, as defined in Rule 13a-15(e), disclosure controls and
    procedures are those designed to ensure that information required to be disclosed
    is recorded, processed, summarized and reported within specified time periods.
    Since your Form 10-K and subsequent Forms 10-Q did not include the disclosures
    required by Item 307 of Regulation S-K and in light of the types of material
    weaknesses you continue to have, it is not clear how you arrived at the conclusion
    that your disclosure controls and procedures are effective based on the definition
    in Rule 13a-15(e). Please revise your proposed disclosures regarding the
    effectiveness of your disclosure controls and procedures to provide a discussion
    of the factors you considered and highlight any other factors that support your
    conclusion. Otherwise, please revise your proposed disclosures to indicate that
    your disclosure controls and procedures were not effective and explain why they
    were not.

                              *   *   *   *

        Please respond to these comments and file the requested amendments within 10
business days, or tell us when you will provide us with a response. Please provide us
with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please file your
supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

        If you have any questions regarding this comment, please direct them to Jeffrey
Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned, at (202)
551-3769.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief